July 15, 2024

Werner Cautreels
Chief Executive Officer
Traws Pharma, Inc.
12 Penns Trail
Newtown, PA 18940

       Re: Traws Pharma, Inc.
           Registration Statement on Form S-3
           Filed July 1, 2024
           File No. 333-280642
Dear Werner Cautreels:

     We have conducted a limited review of your registration statement and have the following comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-3
General

1. We note that on April 1, 2024 you acquired Trawsfynydd Therapeutics, Inc. As part of the merger transaction, the company distributed to Traws Pharma, Inc. stockholders of record a non-transferrable contingent value right relating to the disposition or monetization of
       Traws Pharma, Inc.   s legacy business assets. Given these
circumstances, please tell us
       your basis for concluding that you are eligible to use Form S-3. For guidance in responding, please see Use of Form S-8, Form 8-K, and Form 20-F by Shell Companies,
       Release No. 33-8587 (July 15, 2005) at n. 32 and Release No. 33-11265
(Jan. 24, 2024) at
       n. 943 in the Shell Company Business Combinations and the Securities Act of 1933, as
       well as Compliance Disclosure Interpretations, Securities Act Forms, Question 115.18.
      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action
 July 15, 2024
Page 2

by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Doris Stacey Gama at 202-551-3188 or Laura Crotty at 202-551-7614 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:    Joanne Soslow, Esq.